FIRST SUPPLEMENT TO PROSPECTUS
                             DATED JANUARY 26, 2001

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing business as: SAMARITAN PHARMACEUTICALS)

                     Up to 11,825,000 Shares of Common Stock


         In accordance with a resolution of the board of directors dated September 6, 2000, we filed an amendment to our articles of incorporation on December 15, 2000 to increase the number of our authorized shares of common stock from 25,000,000 shares to 50,000,000 shares. We have been advised by counsel to the company that effective upon our filing the articles of amendment with the Secretary of State of the State of Nevada on December 15, 2000, such increase in the number of our authorized shares of common stock became effective. However, we have also been advised by counsel to the company that it would be consistent with the board of directors' fiduciary duties to our stockholders to submit for ratification by our stockholders any increase above 25,000,000 shares in the number of our authorized shares of common stock. Therefore, at our stockholders meeting scheduled for April 24, 2001, the company is requesting that our stockholders approve an amendment to our articles of incorporation to increase the number of authorized shares of common stock to 100,000,000 shares. Prior to any increase in the number of authorized shares of common stock, the company had an aggregate of 25,000,000 shares of common stock authorized. If the stockholders do not approve the increase in the number of authorized shares of common stock to 100,000,000 shares, the board of directors has determined to reduce the number of authorized shares of common stock to the original 25,000,000 shares to reflect the stockholders vote.

         As of February 28, 2001, after giving effect to the rescission discussed below, there were 23,143,389 shares of common stock issued and outstanding. Because the number of our authorized shares of common stock shall be reduced to 25,000,000 if the stockholders do not approve the increase in the number of authorized shares of common stock to 100,000,000, there would be only 1,856,611 authorized and unissued shares of common stock which we may issue in the future. Such 1,856,611 shares of common stock have been reserved for issuance to Fusion Capital Fund II, LLC under the common stock purchase agreement described in the prospectus.

         In addition, while the company has no plans or proposals at this time, the board of directors has determined that it is in the best interest of our stockholders to pursue strategic acquisitions and alliances. Given the company's present financial position, we must be able to issue shares of our common stock in order to complete any significant strategic acquisition or alliance. The board of directors believes that increasing the number of our authorized shares of common stock to 100,000,000 will provide a sufficient number of authorized shares of common stock for the foreseeable future.

Consequences to the Company if the Number of Authorized Shares is not Increased

         General. Since the company does not have any sources of revenue or significant tangible assets which can be borrowed against, for the foreseeable future the company must be able to sell its capital stock in order to generate sufficient working capital to continue our operations. Therefore, if the number of authorized shares of common stock is not increased, the company will not have sufficient working capital to continue our operations.

         Financing with Fusion Capital. Under a common stock purchase agreement between the company and Fusion Capital Fund II, LLC, dated November 2, 2000 as amended on January 3, 2001, Fusion Capital agreed to purchase up to $20 million of common stock over a 50-month period commencing January 26, 2001 as described in the prospectus. The prospectus included an estimated 9,932,807 shares of common stock that could be issued and sold to Fusion Capital. However, unless the stockholder's approve an increase in the number of authorized shares of common stock, the maximum amount available for us to sell to Fusion Capital would be 1,856,611 shares of common stock and the amount of financing we can obtain under the purchase agreement with Fusion Capital will be extremely limited. For example, assuming a purchase price of $0.65 per share, the closing sale price of our common stock on March 21, 2001, we would receive only an additional $1,206,797 under the common stock purchase agreement with Fusion Capital. At such time as the company does not have any additional shares to sell to Fusion Capital, Fusion Capital has the right to terminate its financing of the company. The termination by Fusion Capital of its financing would have a material adverse effect on the ability of the company to remain in business.

            Rescission of 3,500,000 Shares of Common Stock. On June 16, 2000, the company issued 3,500,000 shares of common stock as compensation for past services to certain officers and directors of the company and to third party service providers as payment for past services rendered to the company. Such officers and directors of the company and such third party service providers had not been compensated for past services rendered to the company. In connection with the November 2, 2000, common stock purchase agreement between Fusion Capital and the company, the company and such officers and directors of the company and third party service providers by agreement dated as of November 2, 2000, agreed to rescind the issuances of an aggregate of 3,500,000 shares of common stock made on June 16, 2000. As part of that rescission agreement, however, the company and such persons agreed that, upon approval by the stockholders of the proposal to increase the authorized shares of common stock, the company shall re-issue such 3,5000,000 rescinded shares in the same names and amounts. In the event that the proposal to increase the authorized shares of common stock is not approved by the stockholders, the company has agreed to pay such persons the cash value of their respective rescinded shares based upon the closing price of the common stock on June 16, 2000, which was $2.125 per share. In such event, the company could be required to the pay $7,437,500 in the aggregate to such persons. The company does not have the financial resources to pay this amount if the stockholders do not approve an increase in the number of authorized shares.

Ownership of Management

         As of the date of this prospectus supplement, after giving effect to the rescission discussed above, officers and directors own approximately 13.8% of our outstanding common stock. Upon approval by the stockholders of the proposal to increase the authorized shares of common stock and the re-issuance of such 3,5000,000 rescinded shares, officers and directors would own approximately 23.7% of our outstanding common stock.

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         You should only rely on the  information  provided  in the  prospectus, this prospectus supplement or any additional supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in the prospectus or this prospectus supplement or any additional supplement is accurate as of any date other than the date on the front of those documents.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

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            The date of this Prospectus Supplement is March 22, 2001